

Mr. John W. Richardson
Executive Vice President and Chief Financial Officer
Qwest Corporation
1801 California Street
Denver, Colorado 80202

June 20, 2008

Re: **Qwest Corporation**
   Form 10-K for Fiscal Year Ended December 31, 2007
   February 12, 2008
   File No. 1-03040

Dear Mr. Richardson:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Larry Spirgel
        Assistant Director